ARS P.E 12/31/04

05049713

0-32437

RECD S.E.C.
APR - 5 2005
1086

BUC$ FINANCIAL CORP

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

2004

ANNUAL REPORT

Table of Contents

Dear Fellow Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2004 Annual Report to the Stockholders of BUCS Financial Corp (the "Company").

During 2004, we continued to grow the Company and BUCS Federal Bank ("the Bank"). However, during October 2004, as a result of the loss of key personnel and increased uncertainty and competition in the insurance industry, we sold our wholly-owned subsidiary, Armor Insurance Group, Inc. ("Armor"), with plans to reinvest the proceeds of the sale into operations at the Company and our core banking business.

Despite increased operating expenses as a result of the Bank opening two new, full-service branches and a computer operations center in 2003, earnings for the year ended December 31, 2004 were $590,000, or $1.56 per diluted share, compared to $460,000, or $1.24 per diluted share for 2003.

Asset growth continued a positive trend with total assets at December 31, 2004 reaching $122.8 million, as compared to $118.3 million at December 31, 2003. Total deposits increased during 2004 by $4.4 million or 5.3% compared with growth of $10.5 million or 14.3% for the twelve months ended December 31, 2003. The deposit growth during 2004 was made up of a $9.7 million or 18.9% increase in core checking, savings, and money market deposits, partially offset by a $5.1 million or 16.8% decline in certificate of deposit accounts.

The growth in deposits and the sale and maturity of investments available for sale and investments held to maturity totaling $13.0 million helped fund a $14.0 million or 18.2% growth of loans receivable, net and the pay down of $800,000 or 3.9% of Federal Home Loan Bank borrowings. Loans receivable, net totaled $91.2 million at December 31, 2004 compared to $77.1 million at December 31, 2003. Total loan growth included a $5.0 million or 120.9% increase in commercial real estate loans, an $8.8 million or 37.7% increase in home equity loans, a $3.4 million or 20.0% increase in secured consumer loans and a $2.4 million or 74.8% increase in commercial loans, partially offset by a $5.3 million or 20.8% decline in one-to-four family residential loans.

At year-end, stockholders' equity was $10.6 million, resulting in total book value per share and tangible book value per share of $26.50.

We expect that the investments in the infrastructure that the Company put in place in 2003 and 2004 will help fuel continued excellent asset growth and improved earnings into 2005 and beyond. We thank you for your support; we are committed to enhancing your investment in the Company.

Sincerely,



Herbert J. Moltzan
President and Chief Executive Officer

CORPORATE PROFILE

BUCS Financial Corp (the "Company") was formed as a Maryland corporation in October 2000 at the direction of BUCS Federal Bank (the "Bank") in connection with the Bank's conversion from mutual to stock form of ownership. The Company acquired all of the capital stock issued by the Bank upon its conversion. On March 14, 2001, the Bank completed its conversion in connection with a $4.05 million initial public offering of the Company's common stock. The Company is a savings and loan holding company which, under existing laws, is permitted to engage in financially related activities, beyond those business activities permissible for the Bank. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and managing its portfolio of investments purchased with the Company's portion of the net proceeds obtained in the mutual to stock conversion.

The Bank was originally founded in 1970 as Maryland Blue Cross and Blue Shield Employees Federal Credit Union. In the early 1980s, it changed its name to BUCS Federal Credit Union. As a credit union, it initially served the employees of Carefirst Blue Cross and Blue Shield and its subsidiaries. Over time, membership grew to include other employee groups. However, as a credit union, it was legally restricted to serving only customers who shared a "common bond" such as a common employer. On March 1, 1998, it converted its charter to a federal mutual savings association and became BUCS Federal. Upon completion of the mutual to stock conversion in March 2001, the Bank changed its name to BUCS Federal Bank.

The Bank is a federally chartered stock savings bank, providing traditional retail banking services, one-to-four family residential mortgage loans, consumer loan products, including home equity, auto, personal loans, and commercial loans to small businesses in its market area. The Bank is an approved lender for Small Business Administration guaranteed loans. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank (the "FHLB") of Atlanta, which is one of the twelve regional banks in the FHLB system.

Armor Insurance Group, Inc. ("Armor") was formed in late 1999 as a limited liability company and wholly-owned subsidiary of the Bank. Subsequent to the Bank's mutual-to-stock conversion, Armor was restructured as a subsidiary of the Company and in December 2001 converted to a Maryland corporation. Armor was a traditional multi-line property and casualty insurance agency with an office located in Ellicott City, Maryland. Armor sold automobile, homeowners, life, health, and small business property and casualty insurance policies to individuals and small businesses throughout central Maryland. In separate cash deals Armor acquired four smaller insurance agencies, Comprehensive Insurance Associates, Inc. and the Carolyn Brooks Agency, Inc. in August 2001, Scott & Geiger, Inc. in June 2002, and First Choice Insurance Solutions in December 2003. In October 2004, the Company sold most of the business assets of Armor to the Russell Insurance Group, Inc. of Taylorville, Maryland. The sales price was based on total 2004 actual commission income from the Armor book of business. The final settlement of this sale will be complete after all 2004 commissions have been received. This settlement is expected to occur during April 2005.

STOCK PRICE INFORMATION

The Company's common stock has traded on the OTC-Electronic Bulletin Board under the trading symbol "BUCS" since it commenced trading on March 15, 2001. The following table reflects high and low sale closing prices for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The following information has been adjusted for a stock dividend paid by the Company.

2004	High	Low
First Quarter	$26.77	$23.00
Second Quarter	$26.60	$26.00
Third Quarter	$26.00	$24.50
Fourth Quarter	$24.75	$24.25

2003	High	Low
First Quarter	$19.92	$19.00
Second Quarter	$20.19	$19.86
Third Quarter	$21.15	$20.19
Fourth Quarter	$24.55	$21.15

The number of shareholders of record as of March 11, 2005 was approximately 267. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 11, 2005, there were 400,984 shares of the Company's common stock outstanding.

As yet, the Company has not paid cash dividends to stockholders. If and when it does, the ability to pay dividends will be largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with its mutual-to-stock conversion, or (2) the regulatory requirements imposed by the OTS.

SELECTED FINANCIAL RATIOS AND OTHER DATA

	For the Years Ended December 31, 2004	2003
Selected Financial Ratios and Other Data		
Performance Ratios		
Return on average assets	0.49%	0.41%
Return on average equity	5.79%	4.71%
Net interest rate spread	3.32%	3.00%
Net interest margin on average interest-earning assets	3.28%	3.08%
Average interest-earning assets to average interest-bearing liabilities	98.02%	103.69%
Efficiency Ratio (non-interest expense divided by the sum of net interest income and noninterest income)	85.57%	82.76%
Asset Quality Ratios		
Non-performing loans to total loans, net	0.11%	0.06%
Non-performing loans to total assets	0.08%	0.04%
Net charge offs to average loans outstanding	0.28%	0.29%
Allowance for loan losses to total loans	0.74%	0.82%
Capital Ratios		
Average equity to average assets	8.38%	8.64%
Equity to assets at period end	8.65%	8.45%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission, in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economy in which the Company conducts operations; the effects of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the board of governors of the federal reserve system, inflation, interest rate, market and monetary fluctuations; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); competition; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

The Company's results of operations are primarily dependent upon net interest income, which is the difference between the interest income earned on interest-earnings assets, primarily loans, mortgage-backed securities and investments, and the interest expense on interest-bearing liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of noninterest expenses such as employee salaries and benefits, noninterest income, such as loan related fees and fees on deposit related services, and the provision for loan losses.

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of the Bank's assets and liabilities are sensitive to changes in interest rates, the Bank's most significant form of market risk is interest rate risk/changes in interest rates. The Bank may be vulnerable to an increase or decrease in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly or more slowly than interest-earning assets.

The Board of Directors has established an asset liability management committee which consists of the Bank's president and chief executive officer, its senior officers, including two vice-presidents, and two members of the Board of Directors, one of whom also serves as treasurer. The committee meets periodically to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

To reduce the effect of interest rate changes on net interest income the Bank has adopted various strategies to enable it to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

- originate loans with adjustable rate features or fixed rate loans with short maturities;
- lengthen the maturities of its liabilities when it would be cost effective through the pricing and promotion of certificates of deposits and utilization of FHLB advances;
- attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise;
- when market conditions permit, originate and hold in its portfolio adjustable rate loans which have monthly, quarterly or annual interest rate adjustments; and
- maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

The Bank has also made a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. At December 31, 2004, the Bank had approximately 50% of its deposits in relatively low cost savings and non-interest bearing checking accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability enables the Bank to offset the impact of rising rates in other deposit accounts.

Quantitative Analysis. The Bank uses the Interest Rate Exposure Report prepared by the Office of Thrift Supervision based on information provided by the Bank to monitor its exposure to interest rate risk. The following table presents the effect on the Banks net portfolio value (NPV) as of December 31, 2004 of upward and downward shifts (shock) in the Treasury yield curve.

	Net Portfolio Value (NPV)		NPV as % of Present Value of Assets		
Change in Rates[1]	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
	(Dollars in thousands)				
+300bp	12,935	-3,171	-20%	10.42%	-213bp
+200bp	14,049	-2,058	-13%	11.19%	-136bp
+100bp	15,162	-945	-6%	11.94%	-61bp
0bp	16,107			12.56%	
- 100bp	16,658	551	+3%	12.88%	+32bp

(1) Interest rate changes of −200bp and −300bp are not reflected in the table because market rates are at low enough levels to make the resulting data derived from such modeling immaterial to estimated changes in Net Portfolio Value.

Future interest rates or their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets such as adjustable rate mortgages generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Changes in Financial Condition

The Company's total assets of $122.8 million at December 31, 2004 reflect an increase of $4.4 million or 3.8% as compared to $118.3 million at December 31, 2003. The increase in assets was comprised of increases in cash and cash equivalents of $3.8 million, loans receivable, net, of $14.1 million, miscellaneous other assets of $167,000 and establishment of an account for assets held for sale, in conjunction with the sale of Armor, of $363,000, partially offset by a decrease in investment securities available for sale and held to maturity totaling $13.0 million, property and equipment, net of $567,000, and goodwill and other intangible assets of $464,000. The increase in loans receivable was mainly the result of strong demand for commercial mortgage loans, home equity loans and lines of credit, and small business loans. The decrease in investment securities was mainly the result of sales of investments in order to fund strong loan demand and pay down Federal Home Loan Bank ("FHLB") borrowings.

The increase in the Company's liabilities was due primarily to a $4.4 million or 5.3% increase in deposits, partially offset by an $800,000 decrease in FHLB borrowings. The increase in deposits is attributed to growth of non-interest bearing checking accounts, regular savings and money market accounts at all four of the Bank's branches.

Stockholders' equity totaled $10.6 million at December 31, 2004, an increase of $630,000 or 6.3%. The increase is the result of net earnings for the year ended December 31, 2004 and the effect of the allocation of shares from the Bank's Employee Stock Ownership Plan ("ESOP") totaling $673,000, partially offset by a $44,000 decline in the unrealized gain on securities available for sale.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. The average yields and costs are derived by dividing income and expense by the average balances of assets or liabilities, respectively. ($ in thousands)

	Year Ended December 31					
	2004			2003		
	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate
Interest-earning assets:						
Loans receivable (1)	$ 85,848	$ 4,852	5.65%	$ 70,105	$ 4,327	6.17%
Investment securities (2)	22,529	892	3.96%	35,764	1,328	3.71%
Total interest-earning assets	108,377	5,744	5.30%	105,869	5,655	5.34%
Noninterest-earning assets:	13,241			7,183		
Total assets	$121,618			$ 113,052		
Interest-bearing liabilities :						
Savings accounts	$ 28,536	$ 152	0.53%	$ 27,283	$ 228	0.84%
Money market accounts	20,653	256	1.24%	15,422	226	1.47%
Certificates of Deposit	28,425	1,017	3.58%	29,971	1,213	4.05%
Checking	11,073	–	0.00%	10,563	–	0.00%
Total deposits	88,687	1,425	1.61%	83,239	1,667	2.00%
Borrowed Funds	21,879	763	3.49%	18,859	723	3.83%
Total interest-bearing liabilities	110,566	2,188	1.98%	102,098	2,390	2.34%
Noninterest-bearing liabilities	865			1,186		
Total liabilities	111,431			103,284		
Equity	10,187			9,768		
Total liabilities and equity	$ 121,618			$ 113,052		
Net Interest income		$ 3,556			$ 3,265	
Interest rate spread (3)			3.32%			3.00%
Net yield on interest- earning assets (4)			3.28%			3.08%
Ratio of average interest-earning assets to average interest-bearing liabilities			98.02%			103.69%

(1) Non-accruing loans have been included in loans receivable, and the effect of such inclusion was not material.
(2) Includes government securities, mortgage-backed securities, overnight deposits and FHLB stock.
(3) Interest rate spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The relationship between the volume and rates of the bank's interest-earning assets and interest-bearing liabilities influence the Bank's net interest income. The following table reflects the sensitivity of the Bank's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate; (2) changes in rate (changes in rate multiplied by old volume); (3) changes in rate/volume (changes in rate multiplied by changes in volume); (4) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended December 31 2004 vs. 2003			
	Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net
Interest income:				
Loans receivable	$ 972	$ (365)	$ (82)	$ 525
Investment securities and other	(491)	88	(33)	(436)
Total interest-earning assets	$ 481	$ (277)	$ (115)	$ 89
Interest expense:				
Savings accounts	$10	$ (82)	$ (4)	$ (76)
Money market accounts	77	(35)	(12)	30
Certificates of deposit	(63)	(140)	7	(196)
Checking accounts	–	–	–	–
Borrowed funds	116	(65)	(10)	41
Total interest-bearing liabilities	$ 140	$ (322)	$ (19)	$ (201)
Change in net interest income	$ 341	$ 45	$ (96)	$ 290

Results of Operations

Net Income. The Company recorded net income of $590,000 for the year ended December 31, 2004, as compared to $460,000 for 2003, representing a $130,000 increase. The increase was primarily attributable a $291,000 increase in net interest income, a $381,000 increase in non-interest income and a $191,000 increase as a result of the sale of Armor Insurance Group, Inc., partially offset by a $739,000 increase in non-interest expenses, a $38,000 increase in provision for loan losses and a $79,000 increase in provision for income taxes.

Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest the Bank receives on interest-earning assets, mainly loans and mortgage-backed securities, and interest paid on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

The Company's net interest income increased $291,000 or 8.9% to $3,556,000 for the year ended December 31, 2004, as compared to $3,264,000 for 2003. The average balance of interest-earning assets

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS SINCE 1915

Audit Committee of the Board of Directors and Stockholders
BUCS Financial Corp
Owings Mills, Maryland

We have audited the accompanying consolidated balance sheets of BUCS Financial Corp and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of BUCS Financial Corp. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of The Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BUCS Financial Corp and subsidiaries as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stegman + Company

Baltimore, Maryland
February 8, 2005

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 7,296,507	$ 3,486,463
Investment securities:		
Available-for-sale - at fair value	5,928,920	16,988,850
Held-to-maturity - at amortized cost - fair value of $9,174,946 (2004) and $11,075,730 (2003)	9,285,882	11,204,342
Loans receivable, net of allowance for loan losses of $682,339 (2004) and $630,702 (2003)	91,215,225	77,128,367
Property and equipment, net	4,116,949	4,683,974
Investment in Federal Home Loan Bank of Atlanta stock - at cost	1,114,900	1,140,000
Accrued interest receivable	377,285	409,549
Bank-owned life insurance	2,132,529	2,045,410
Goodwill	–	165,667
Other intangible assets	–	298,859
Assets held for sale	362,915	–
Prepaid expenses and other assets	935,039	767,735
TOTAL ASSETS	$122,766,151	$118,319,216
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits	$ 88,620,555	$ 84,187,323
Accounts payable and other liabilities	1,017,815	803,825
Borrowed funds - Federal Home Loan Bank of Atlanta	19,500,000	20,300,000
Notes payable	–	30,000
Guaranteed preferred beneficial interest in Company's subordinated debt	3,000,000	3,000,000
Total liabilities	112,138,370	108,321,148
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.10 per share, 5,000,000 shares authorized, 400,984 and 364,585 shares issued and outstanding at December 31, 2004 and 2003, respectively	40,099	36,459
Stock dividends distributable	–	3,640
Additional paid-in capital	4,170,343	4,117,839
Retained earnings	6,609,556	6,021,020
Unallocated common stock held by employee stock ownership plan ("ESOP")	(200,942)	(233,352)
Accumulated other comprehensive income	8,725	52,462
Total stockholders' equity	10,627,781	9,998,068
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$122,766,151	$118,319,216

The notes to the consolidated financial statements are an integral part of these statements.

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INTEREST INCOME:		
Loans receivable	$4,851,442	$4,327,118
Investment securities	892,413	1,328,229
Total interest income	5,743,855	5,655,347
INTEREST EXPENSE:		
Deposits	1,425,146	1,667,484
Borrowed funds	762,783	723,396
Total interest expense	2,187,929	2,390,880
NET INTEREST INCOME	3,555,926	3,264,467
PROVISION FOR LOAN LOSSES	293,705	255,427
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,262,221	3,009,040
NONINTEREST INCOME:		
Fees and service charges	2,640,201	2,303,397
(Loss)/Gain on sale of investment securities	(5,422)	4,429
Gain on sale of loans	28,280	36,996
Fee to process and maintain cash facility	120,000	120,000
Other	127,608	64,701
Total noninterest income	2,910,667	2,529,523
NONINTEREST EXPENSE:		
Compensation and benefits	2,792,026	2,261,108
Occupancy expense of premises	1,100,680	866,878
Office expense	843,433	824,316
Professional fees	269,590	197,166
Advertising and marketing expense	245,700	359,979
Conferences and training	104,468	100,153
Loan servicing	74,531	86,495
Other operating expenses	103,548	99,089
Total noninterest expense	5,533,976	4,795,184
INCOME BEFORE INCOME TAXES	638,912	743,379
INCOME TAX EXPENSE	225,296	268,832
INCOME FROM CONTINUING OPERATIONS	$ 413,616	$ 474,547
DISCONTINUED OPERATIONS:		
Gain/(loss) from operations of discontinued component, including gain on disposal of $269,554	290,302	(23,037)
Income tax (expense)/benefit	(113,922)	8,497
Net gain/(loss) on discontinued operation	$ 176,380	$ (14,540)
NET INCOME	$ 589,996	$ 460,007

The notes to the consolidated financial statements are an integral part of these statements.

BUCS Financial Corp and Subsidiaries

Consolidated Statements of Operations (Continued)
For the Years Ended December 31, 2004 and 2003

	December 31, 2004	December 31, 2003
EARNINGS PER SHARE - BASIC		
From continuing operations	$ 1.11	$ 1.27
From discontinued operations	.48	(.03)
Net Income	$ 1.59	$ 1.24
Shares used in computing basic earnings per share	371,750	371,750
EARNINGS PER SHARE – DILUTED		
From continuing operations	$ 1.09	$ 1.27
From discontinued operations	.47	(.03)
Net Income	$ 1.56	$ 1.24
Shares used in computing diluted earnings per share	379,010	372,405

The notes to the consolidated financial statements are an integral part of these statements.

BUCS FINANCIAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Stock Dividends Distributable	Additional Paid-in Capital	Retained Earnings	Unallocated Common Stock Held by ESOP	Accumulated Other Compre-hensive (Loss) Income	Total Stock-holders' Equity
Balance at January 1, 2003	$36,459	$ –	$3,140,377	$6,486,967	$(265,762)	$271,031	$9,669,072
Comprehensive income:							
Net income	–	–	–	460,007	–	–	460,007
Other comprehensive (loss), net of tax - unrealized gains on available-for-sale securities	–	–	–	–	–	(218,569)	(218,569)
Total comprehensive income	-	-	-	-	-	-	241,438
Stock dividends declared	–	3,640	922,314	(925,954)	–	–	–
Fair value of ESOP shares allocated	–	–	55,148	–	32,410	–	87,558
Balance at December 31, 2003	36,459	3,640	4,117,839	6,021,020	(233,352)	52,462	9,998,068
Net income	–	–	–	589,996	–	–	589,996
Other comprehensive (loss), net of tax - unrealized losses on available-for-sale securities	–	–	–	–	–	(43,737)	(43,737)
Total comprehensive income	–	–	–	–	–	–	546,259
Stock dividends paid	3,640	(3,640)	–	–	–	–	–
Cash paid for fractional dividends	–	–	–	(1,460)	–	–	(1,460)
Fair value of ESOP shares allocated	-	–	52,504	—	32,410	—	84,914
Balance at December 31, 2004	$40,099	$ –	$4,170,343	$6,609,556	$(200,942)	$ 8,725	$10,627,781

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 589,996	$ 460,007
Reconciliation of net income to net cash provided by operating activities:		
Loss (gain) on sale of investment securities	5,422	(4,429)
Gain on sale of loans	(28,280)	(36,996)
Provision for loan losses	293,705	255,427
Non-cash ESOP expense	84,914	87,600
Deferred income taxes	23,638	14,717
Increase in cash surrender value of life insurance	(87,119)	(45,410)
Proceeds from sale of loans	1,137,538	819,317
(Gain) loss on discontinued operations	(176,380)	14,540
Depreciation and amortization	562,743	507,314
Effects of changes in operating assets and liabilities:		
Accrued interest receivable	32,264	(88,335)
Prepaid expenses and other assets	(75,838)	(226,459)
Accounts payable and other liabilities	215,674	(132,720)
Net cash provided by operating activities	2,578,277	1,624,573
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net increase in loans	(15,489,821)	(11,829,220)
Proceeds from maturities, redemption and sales of securities available-for-sale	10,936,876	14,728,129
Proceeds from repayments on securities held-to-maturity	1,882,437	2,163,101
(Purchase of) proceeds from redemption of FHLB stock	25,100	(265,000)
Purchase of securities held-to-maturity	–	(11,970,496)
Purchase of securities available-for-sale	–	(12,100,042)
Purchase of bank-owned life insurance	–	(2,000,000)
Purchase of property and equipment	–	(2,143,939)
Proceeds from sale of discontinued operations	435,422	–
Acquisition of insurance subsidiaries	(244,933)	(98,200)
Net cash used in investing activities	(2,454,919)	(23,515,667)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of guaranteed preferred beneficial interest in Company's subordinated debt	–	3,000,000
Allocated fair value of ESOP shares	84,914	87,558
(Decrease)/Increase in Federal Home Loan Bank of Atlanta borrowings	(800,000)	7,800,000
Net increase in deposits	4,433,232	10,533,133
Cash paid for fractional shares of stock dividend	(1,460)	–
Repayments of notes payable	(30,000)	(138,000)
Net cash provided by financing activities	3,686,686	21,282,691

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$3,810,044	$(608,403)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,486,463	4,094,866
CASH AND CASH EQUIVALENTS AT END OF YEAR	$7,296,507	$3,486,463
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 198,400	$ 157,285
Cash paid for interest	$2,174,219	$2,392,976

The notes to the consolidated financial statements are an integral part of these statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

BUCS Financial Corp (the "Company" or "Corporation") is a savings and loan holding company that provides its customers with banking and non-banking financial services through its wholly-owned subsidiaries BUCS Federal Bank (the "Bank") and ARMOR Insurance Group, Inc. ("ARMOR"). The Bank offers various loans, deposit and other financial service products to its customers. The Bank's customers include individuals and commercial enterprises throughout central Maryland; emphasizing the areas surrounding its main office and branch locations in Owings Mills and Columbia, Maryland, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2004.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment Securities

The Company's investments in securities are classified into two categories and are accounted for as follows:

Investment securities available-for-sale are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Net unrealized holding gains and losses on these securities are reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of related income taxes.

Investment securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Company intends and has the ability to hold such securities until maturity. When securities are transferred into the held-to-maturity category from available-for-sale, they are accounted for at estimated fair value with any unrealized holding gain or loss at the date of the transfer reported as accumulated other comprehensive income, net of income taxes, and amortized over the remaining life of the security as an adjustment of yield. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Loans Receivable

Loans receivable are stated at unpaid principal balances net of any deferred fees and costs, less the allowance for loan losses.

Interest income is accrued at the contractual rate applied to the principal amount outstanding. A loan is placed on nonaccrual when it is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Certain direct origination costs are deferred and amortized as a yield adjustment over the lives of the related loans. The Bank generally does not charge loan origination fees to customers.

The Company identifies impaired loans and measures impairment (i) at the present value of expected cash flows discounted at the loan's original effective interest rate; (ii) at the observable market price, or (iii) at the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding charge to provision for loan losses. The Company does not apply these provisions to larger groups of smaller-balance homogeneous loans such as consumer installment, residential first and second mortgage loans and credit card loans. These loans are collectively evaluated for impairment.

A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past-due. The Company generally considers a period of delay in payment to include delinquency up to 90 days.

The Company identifies loans subject to impairment by individually reviewing every loan 60 days or more delinquent, selected non-delinquent loans and other loans if there is an indication of a problem.

Allowance for Loan Losses

The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies* or SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. The adequacy of the allowance for loan losses is determined through review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Management's assessment includes the systematic evaluation of several factors: current economic conditions and their impact on specific borrowers; the level of classified and non-performing loans; the historical loss experience by loan type; the results of regulatory examinations;

and, in specific cases, the estimated value of underlying collateral. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for loan losses, which is recorded as a current period operating expense. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances and the unallocated allowance.

The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans. Loss factors are based on the Company's historical loss experience. The use of these loss factors is intended to reduce the difference between estimated losses inherent in the portfolio and observed losses.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a loan that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance. For other problem graded credits, allowances are established according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade.

The unallocated portion of the allowance is determined based on management's assessment of general economic conditions, as well as specific economic factors in the individual market in which the Company operates. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Company's historical loss factors used to determine the allocated component of the allowance and it recognizes knowledge of the portfolio may be incomplete.

Management believes that the allowance for loan losses is adequate. However, the determination of the allowance requires significant judgment, and estimates of probable losses inherent in the loan portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the loans comprising the loan portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's loan portfolio and allowance for loan losses. Such review may result in recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are accumulated using the straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized and charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income. Leasehold improvements are amortized over the remaining life of the lease. Furniture, fixtures and equipment are depreciated over periods of 3 to 12 years. For tax purposes, depreciation is computed using accelerated methods.

Investment in Federal Home Loan Bank of Atlanta Stock

As a member of the Federal Home Loan Bank of Atlanta ("FHLB"), the Bank is required to maintain an investment in capital stock of the FHLB in varying amounts based on balances of outstanding loans and on amounts borrowed from the FHLB. This stock is considered to be a non-marketable equity security under SFAS No. 115 and, accordingly, is reported at cost.

Goodwill

Goodwill represents the excess of the cost of assets acquired in business combinations accounted for under the purchase method over the fair value of the net assets at dates of acquisition and is periodically tested for impairment.

Other Intangible Assets

Other intangible assets, consisting of contracts and related customer relationships, were created with the acquisition of certain insurance agencies by ARMOR in 2003 and 2002. Intangible assets are amortized over the estimated lives and evaluated for impairment when necessary. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset.

Amortization on contracts and related customer relationships are calculated using the straight-line method over a ten-year period.

Bank-Owned Life Insurance

The Bank is the beneficiary of insurance policies on the lives of officers and some employees of the Bank. The Bank has recognized the amount that could be realized under the insurance policies as an asset in the consolidated balance sheets.

Income Taxes

Income tax expense is based on the results of operations, adjusted for permanent differences between items of income or expense reported in the financial statements and those reported for tax purposes. Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are provided on income and expense items when they are reported for financial statement purposes in periods different from the periods in which these items are recognized in the income tax returns. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based upon consideration of available evidence, including tax planning strategies and other factors.

Comprehensive Income

Comprehensive income includes all changes in stockholders' equity during a period, except those relating to investments by and distributions to stockholders. The Company's comprehensive income consists of net income and unrealized gains and losses on securities available-for-sale. Accumulated other comprehensive income is displayed as a separate component of stockholders' equity.

Earnings Per Share

Basic net earnings per common share is computed by dividing net earnings applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options (Treasury Stock Method). At December 31, 2004 there were 43,451 options outstanding that are considered in the money. Accordingly, such options outstanding had a dilutive effect on earnings per share for the year ended December 31, 2004 of $.03. Earnings per share amounts have been given retroactive effect to the 10% stock dividend declared December 22, 2003.

Stock-Based Compensation

The Corporation's stock-based compensation plan is accounted for based on the intrinsic value method set forth in Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Compensation expense for stock options is generally not recognized if the exercise price of the option equals or exceeds the fair market value of the stock on the date of grant.

No options were granted in 2004. The option strike price was equal to the market price of the common stock at the date of the grant for all options granted in 2003; accordingly, no compensation expense related to options was recognized in 2003. If the Company had applied a fair value based method to recognize compensation cost for the options granted, net income and earnings per share would have been changed to the following pro forma amounts for the year ended December 31, 2003:

	2004	2003
Net income - as reported	$ 589,996	$ 460,007
Deduct: Total stock-based compensation determined under fair value based method for all awards, net of related income tax effects	0	(161,959)
Pro forma net income	$ 589,996	$ 298,048
Earnings per share:		
Basic - as reported	$ 1.59	$ 1.24
Basic - pro forma	$ 1.59	$ .80
Diluted - as reported	$ 1.56	$ 1.24
Diluted - pro forma	$ 1.56	$ .80

For purposes of pro forma disclosures, the estimated minimum value of the options is amortized to expense over the option's vesting period. Note that the effects of applying SFAS No. 123 for pro forma disclosures in the current year are not necessarily representative of the effects on pro forma net income for future years.

The weighted average fair value of options granted during 2003 was $6.89 on the date of the grant. The fair value of options granted is estimated on the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics from the Company's stock options. The model is also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. As a result, management believes the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options. The following weighted average assumptions were used in the Black-Scholes option pricing model:

	2003
Dividend yield	0.00%
Expected volatility	5.00%
Risk-free interest rate	4.49%
Expected lives (in years)	10

Advertising Costs

Advertising and marketing costs are expensed as incurred and for the years ended December 31, 2004 and 2003 totaled $245,700 and $359,979, respectively.

Discontinued Operations and Assets Held for Sale

The Company entered into a definitive agreement to sell the intangible assets and goodwill of its wholly-owned subsidiary, Armor Insurance Group, Inc., on September 30, 2004.

The Company realized cash proceeds for this sale of $709,944 on October 1, 2004. These proceeds resulted in a before tax gain on sale of $274,095 and tax-adjusted gain on sale of approximately $168,240. The Company retains the right to additional cash proceeds in the first or second quarter of 2005 contingent upon performance of the assets sold as determined through year-end 2004 but such additional proceeds are not certain at December 31, 2004. The Company further expects to liquidate tangible assets of the discontinued operation that carry a book value of approximately $327,000 at December 31, 2004. The net asset value of the discontinued operation is reported as an asset held for sale as of December 31, 2004.

Reclassifications

Certain reclassifications have been made to the 2003 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), which explains identification of variable interest entities and the assessment of whether to consolidated these entities. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the involved parties. The potential de-consolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities appears to be an unintended consequence of FIN 46. On December 17, 2003, the FASB revised FIN 46 ("FIN46R") and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004. Accordingly, the Company chose to postpone de-consolidation of the trust preferred securities until March 31, 2004. The overall effect on the Company's financial position and operating results of this de-consolidation were not material. The Company has no significant variable interests in any entities which would require disclosure or consolidation.

In May 2003, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While the Board still plans to revise that definition through an amendment to Concepts Statement 6, the Board decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. These provisions of SFAS No. 150 are effective for financial statements for fiscal years ending after June 15, 2003. The application of SFAS No. 150 did not have a material impact on the Company's operations.

On September 30, 2004, FASB issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, which provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment, which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123(R)"), *Share-Based Payment*, which is a revision of SFAS No. 123. SFAS 123(R) supercedes APB No. 25 and amends FASB Statement No. 95, *Statement of Cash Flows*. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense through the income statement based upon their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) is effective for the first quarter of 2006. The adoption of this standard will not have a material impact on the Company's operations.

3. BUSINESS COMBINATIONS

During the year ended December 31, 2003, the Company's insurance agency subsidiary acquired assets of two other insurance agencies. The transaction was accounted for using the purchase method of accounting. Total acquisition cost of the company was $98,200, including brokers' commissions of $700. The purchase price was allocated entirely to contracts and related customer relationships.

The amount due to the entities acquired in this transaction and acquisitions occurring in previous years in the amount of $30,000 was paid during 2004. During 2003 $138,000 had been paid related to the purchase agreements.

4. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004:				
Investment securities available-for-sale:				
Obligations of U.S. Government agencies	$ 1,000,000	$ –	$ 9,626	$ 990,374
Mortgage-backed securities	4,914,705	29,868	6,027	4,938,546
	5,914,705	29,868	15,653	5,928,920
Investment securities held-to-maturity:				
Collateralized mortgage obligations	203,170	1,078	–	204,248
Mortgage-backed securities	9,082,712	–	112,014	8,970,698
	9,285,882	1,078	112,014	9,174,946
	$15,200,587	$ 30,946	$127,667	$15,103,866

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Investment securities available-for-sale:				
Obligations of U.S. Government agencies	$ 3,984,216	$ 10,601	$ 83,380	$ 3,911,437
Mortgage-backed securities	12,921,361	165,163	9,111	13,077,413
	16,905,577	175,764	92,491	16,988,850
Investment securities held-to-maturity:				
Collateralized mortgage obligations	324,274	2,168	51	326,391
Mortgage-backed securities	10,880,068	-	130,729	10,749,339
	11,204,342	2,168	130,780	11,075,730
	$28,109,919	$177,932	$223,271	$28,064,580

The amortized cost and estimated fair values of investment securities by contractual maturity date at December 31, 2004 are as follows:

	Amortized Cost	Estimated Fair Value
Investment securities available-for-sale:		
Within one year	$ –	$ –
1 - 5 years	1,191,691	1,186,754
6 - 10 years	576,778	578,565
After 10 years	4,146,236	4,163,601
Investment securities held-to-maturity:		
Within one year	–	–
1 - 5 years	203,170	204,248
6 - 10 years	–	–
After 10 years	9,082,712	8,970,698
Totals	$15,200,587	$15,103,866

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment securities with an amortized cost of $10,915,736 and an estimated fair value of $10,844,586 have been pledged as collateral for credit extended by the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2004.

The gross realized gains and losses on available for sale securities for the years ended December 31, 2004 and 2003 are as follows:

	2004		2003	
	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses
Securities available-for-sale	$ 69,513	$ 75,341	$ 43,310	$ 38,881

Proceeds from sales of securities available-for-sale amounted to $6,647,681 and $3,328,405 for the years ended December 31, 2004 and 2003, respectively.

Net unrealized holding losses on available-for-sale securities that have been included in accumulated other comprehensive income amounted to $43,737 and $218,569 for the years ended December 31, 2004 and 2003, respectively. The amount of (losses) gains reclassified out of accumulated other comprehensive income amounted to $(5,422) and $4,429 for the years ended December 31, 2004 and 2003, respectively.

Gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2004 are as follows:

		Continuous Unrealized Losses Existing for		Total
Available-for-Sale	Fair Value	Less than 12 Months	More than 12 Months	Unrealized Losses
U. S. Agency	$ 990,373	$ 9,626	$ –	$ 9,626
Mortgage-backed securities	4,938,546	2,392	3,635	6,027
	$ 5,928,919	$ 12,018	$ 3,635	$ 15,653

		Continuous Unrealized Losses Existing for		Total
Held-to-Maturity	Fair Value	Less than 12 Months	More than 12 Months	Unrealized Losses
Collateralized mortgage obligations	$ 204,248	$ –	$ –	$ –
Mortgage-backed securities	8,970,698	112,014	–	112,014
	$ 9,174,946	$112,014	$ –	$112,014

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, nine debt securities have unrealized losses with aggregate depreciation of 1.15% from the Company's amortized cost basis. These losses relate principally to market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale and held-to-maturity portfolio are temporary.

5. LOANS RECEIVABLE

Loans receivable consist of the following at December 31:

	2004	2003
Categories:		
Mortgage loans:		
Residential:		
Permanent 1 - 4 single family	$20,351,675	$25,693,522
Land	2,978	3,740
Commercial	9,116,932	4,127,739
Consumer loans:		
Home equity loans	32,141,332	23,335,770
Secured loans	20,414,641	17,015,230
Other	3,804,507	3,975,759
Commercial	5,528,692	3,163,715
Total loans	91,360,757	77,317,475
Net deferred loan costs	536,807	441,594
	91,897,564	77,759,069
Less allowance for loan losses	682,339	630,702
Loans receivable, net	$91,215,225	$77,128,367

Loans aggregating $52,076,306 and $22,895,186 have been pledged to the FHLB as collateral for credit extended by the FHLB for short-term borrowings at December 31, 2004 and 2003, respectively.

Nonperforming loans amounted to $97,609 and $44,000 as of December 31, 2004 and 2003, respectively. The amount of interest income that would have been recorded on loans in nonaccrual status as of December 31, 2004, had such loans performed in accordance with their terms, was $4,263.

The allowance for loan losses activity for the years ending December 31, is as follows:

	2004	2003
Balance at beginning of year	$ 630,702	$ 579,627
Provision for loan losses	293,705	255,427
Recoveries	58,399	59,574
Loan loss write-offs	(300,467)	(263,926)
Balance at end of year	$ 682,339	$ 630,702

Impairment of loans having recorded investments of $97,609 and $44,000 at December 31, 2004 and 2003, respectively, has been recognized in conformity with SFAS No. 114 as amended by SFAS Statement No. 118. The average recorded investments in impaired loans during 2004 and 2003 approximate $102,000 and $47,000, respectively. Interest income on impaired loans of approximately $2,400 and $1,700 was recognized for cash payments received in the years ended December 31, 2004 and 2003, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified. The valuation allowance for impaired loans was $97,609 and $44,000 at December 31, 2004 and 2003, respectively.

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility. As of December 31, activity in such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers were as follows:

	2004	2003
Balance at beginning of year	$ 817,744	$ 548,688
Additional borrowings	250,771	457,844
Repayments	(127,494)	(188,788)
Balance at end of year	$ 941,021	$ 817,744

6. PROPERTY AND EQUIPMENT

Property and equipment at December 31 are summarized by major classifications as follows:

	2004	2003
Building	$ 1,524,839	$ 1,800,268
Leasehold improvements	1,096,584	1,094,660
Furniture, fixtures and equipment	2,179,135	2,052,051
	4,800,558	4,945,979
Less allowance for depreciation	1,726,603	1,304,999
	3,073,955	3,640,980
Land	1,042,994	1,042,994
	$ 4,116,949	$ 4,683,974

Depreciation expense totaled $447,220 and $380,820 for the years ended December 31, 2004 and 2003, respectively.

The Bank occupies a branch banking facility in Columbia, Maryland. BUCS Federal prepaid ten years of rent totaling $327,218 for the period July 1, 1999 to June 30, 2009. BUCS Federal has the option to extend the lease for three 5-year periods at a rent to be determined. Occupancy expense is charged $2,750 per month for rent and amortization of the $327,218 of the prepaid amount.

7. DEPOSITS

Deposits at December 31, 2004 and 2003 are as follows:

	2004	2003
Checking	$14,191,039	$ 9,612,718
Regular savings	27,551,990	24,184,152
Money markets	19,388,381	17,603,832
IRA's floating rate	2,383,238	2,595,766
Certificate of deposits (including IRA CDs)	25,105,907	30,190,855
	$88,620,555	$84,187,323

Scheduled maturities of certificate of deposits are as follows:

	December 31, 2004
2005	$13,196,766
2006	3,687,765
2007	4,848,125
2008	2,122,043
2009	1,248,858
Thereafter	2,350
	$25,105,907

Officers' and directors' savings accounts amounted to approximately $1,498,000 and $1,114,000 at December 31, 2004 and 2003, respectively.

Deposits over $100,000 approximated $25,232,440 and $25,381,000 at December 31, 2004 and 2003, respectively.

8. BORROWED FUNDS

Borrowings consist of FHLB advances at December 31, 2004 and 2003 and are summarized as follows:

	2004		2003	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Less than one year	$ 8,800,000	2.20%	$7,800,000	1.72%
One to two years	1,800,000	2.66	1,800,000	2.06
Two to three years	2,400,000	3.18	1,800,000	2.66
Three to four years	5,000,000	3.91	2,400,000	3.18
Four to five years	–	–	5,000,000	3.91
Thereafter	1,500,000	4.79	1,500,000	4.78
	$19,500,000	3.00%	$20,300,000	2.77%

The Company has $8,500,000 in adjustable rate advances and $11,000,000 in fixed rate advances from the FHLB at December 31, 2004. As of December 31, 2004, the Company's adjustable rate FHLB advances include $1,500,000 of advances with a scheduled maturity in 2011. The FHLB under certain circumstances, has a one time call provision in 2006 related to these advances.

At December 31, 2004, the Company had line of credit commitments with the FHLB totaling $30,500,000 of which $19,500,000 was advanced and $11,000,000 was available.

The Bank has pledged various mortgage-backed investment securities and residential real estate mortgage loans as collateral for FHLB advances.

9. GUARANTEED PREFERRED BENEFICIAL INTEREST IN COMPANY'S SUBORDINATED DEBT

In March 2003, the Company formed a wholly-owned subsidiary, BUCS Financial Capital Trust I, a Delaware business trust (the "Trust"). On March 27, 2003, the Trust sold $3.0 million of pooled capital securities (the "Capital Securities") to Tropic CDO I, Ltd., an unaffiliated entity, with a stated value and liquidation preference of $1,000 per share. The Capital Securities were issued without registration under the Securities Act of 1933, as amended, in reliance upon an exemption from registration as provided by Regulation S.

The obligations of the Trust under the Capital Securities are fully and unconditionally guaranteed by the Company and the Trust has no independent operations. The entire proceeds from the sale of the Capital Securities were used by the Trust to invest in Junior Subordinated Debt securities of the Company (the "Junior Subordinated Debt"). The Junior Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Junior Subordinated Debt is the sole asset of the Trust.

Interest on the Capital Securities is cumulative and payable quarterly in arrears. The Capital Securities mature on April 7, 2033. The Company has the right to optionally redeem the Junior Subordinated Debt prior to the maturity date, but no sooner than five years after the issuance, at 100% of the principal amount to be redeemed, plus accrued and unpaid distributions, if any, on the redemption date. Upon the occurrence of certain events, the Company has the right to redeem the Junior Subordinated Debt before five years have elapsed in whole, but not in part, at a special redemption price of 107.5% of the principal amount to be redeemed, plus accrued and unpaid distributions, if any, on the redemption date. Proceeds from any redemption of the Junior Subordinated Debt will cause a mandatory redemption of Capital Securities having an aggregate liquidation amount equal to the principal amount of the Junior Subordinated Debt redeemed. Additionally, under the terms of the Junior Subordinated Debt, the Company will have the right, with certain limitations, to defer the payment of interest on the Junior Subordinated Debt at any time for a period not exceeding twenty consecutive quarterly periods. Consequently, distributions on the Capital Securities would be deferred and accumulate interest, compounded quarterly.

The interest rate on the Capital Securities and Junior Subordinated Debt is fixed until April 7, 2008 at 6.65%. The interest rate resets quarterly after April 7, 2008 to LIBOR plus 3.25%. The interest rate at December 31, 2004 was 6.65%. The proceeds were used for general corporate purposes, including in part to fund the purchase of mortgage-backed securities in connection with a leverage strategy.

10. INCOME TAXES

Income tax expense for the years ended December 31, consists of the following:

	2004	2003
Current income taxes:		
Federal	$277,047	$199,759
State	80,027	45,859
	357,074	245,618
Deferred income taxes:		
Federal	(19,354)	12,050
State	(4,284)	2,667
	(23,638)	14,717
Total income tax expense	$333,436	$260,335

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary difference, are presented below for the years ended December 31:

	2004	2003
Deferred tax assets:		
Deferred compensation	$ 34,217	$ 10,655
Allowance for loan losses	134,499	114,557
Gross deferred tax assets	168,716	125,212
Deferred tax liabilities:		
Deferred loan costs	149,720	112,081
Depreciation	98,714	118,789
Other	4,623	2,322
Gross deferred tax liabilities	253,057	233,192
Net deferred taxes from operations	84,341	107,980
Unrealized gains on available-for-sale securities	5,490	32,160
Net deferred tax liability	$ 89,831	$140,140

A two-year reconciliation of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

	2004	2003
Federal income tax rate	34.0%	34.0%
Increase (decrease) resulting from:		
State income taxes, net of federal income tax benefit	4.6	4.6
Other	(2.7)	(2.5)
Effective tax rate	35.9%	36.1%

11. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Bank has a 401(k) plan for all eligible employees. The contribution to the plan is a fixed percentage of the participants' compensation. The cost of the plan for the years ended December 31, 2004 and 2003 approximated $74,000 and $60,000, respectively.

Deferred Compensation Plan

The Company has entered into a deferred compensation agreement with its Chief Executive Officer. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreement until the full eligibility date of the participant. The expense incurred for this plan for the years ended December 31, 2004 and 2003 was $34,217 and $27,590, respectively. The Company is a beneficiary of life insurance policies, with an aggregate cash surrender value of $2,132,529 at December 31, 2004, that was purchased as a method of partially financing benefits under this plan.

Employee Stock Ownership Plan

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who work twenty or more hours per week. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $84,914 and $87,600 for the years ended December 31, 2004 and 2003, respectively. The ESOP shares for the year ended December 31, 2004 were as follows:

Allocated shares	9,982
Shares released for allocation	3,565
Unreleased shares	22,103
Total ESOP shares	35,650

Fair value of unreleased shares at December 31, 2004 was $535,998.

Stock Options

The Company has stock option award arrangements, which provide for the granting of options to acquire common stock, with directors and key employees. Option prices are equal to or greater than the estimated fair value of the common stock at the date of the grant. The majority of options granted under the 2002 Stock Option Plan (the "Plan") vested upon issuance, certain other options granted have a three-year vesting schedule with the first year vested upon issuance. Options do not become exercisable until six months after the date of grant. All options expire ten years after the date of grant.

Information with respect to stock options is as follows for the year ended December 31, 2004 and 2003:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	43,450	$ 20.19	11,330	$ 19.20
Granted	–	.00	32,120	20.55
Exercised	–	.00	–	.00
Forfeited/cancelled	–	.00	–	.00
Outstanding at end of year	43,450	$ 20.19	43,450	$ 20.19

Options outstanding are summarized as follows at December 31, 2004:

Options Outstanding			
Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Options Exercisable Shares
19.20	11,330	7.3	7,553
20.55	32,120	8.7	32,120

12. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital accounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 2004, that the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Actual capital amounts and ratios for the Bank are presented in the table below:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total capital (to risk-weighted assets)	$10,962,000	11.9%	$7,339,760	8.0%	$9,174,700	10.0%
Tier 1 capital (to risk-weighted assets)	10,954,000	11.9	3,669,880	4.0	5,504,820	6.0
Tier 1 capital (to average assets)	10,954,000	9.0	4,891,720	4.0	6,114,650	5.0
As of December 31, 2003:						
Total capital (to risk-weighted assets)	$10,861,551	14.0%	$6,219,520	8.0%	$7,774,400	10.0%
Tier 1 capital (to risk-weighted assets)	10,310,092	13.3	3,109,760	4.0	4,664,640	6.0
Tier 1 capital (to average assets)	10,310,092	9.0	4,599,560	4.0	5,749,450	5.0

The following is a reconciliation of capital computed under accounting principles generally accepted in the United States of America to regulatory capital at December 31, 2004:

	GAAP Capital	Tangible Capital	Core Capital	Total Capital
GAAP capital	$10,961,918	$10,961,918	$10,961,918	$10,961,918
Accumulated gains on certain available-for-sale securities		(8,725)	(8,725)	(8,725)
Additional capital items - general valuation allowance		–	–	624,129
Regulatory capital - computed		$10,953,193	$10,953,193	$11,577,322

The following is a reconciliation of capital computed under accounting principles generally accepted in the United States to regulatory capital at December 31, 2003:

	GAAP Capital	Tangible Capital	Core Capital	Total Capital
GAAP capital	$10,362,554	$10,362,554	$10,362,554	$10,362,554
Accumulated gains on certain available-for-sale securities		(52,462)	(52,462)	(52,462)
Additional capital items - General valuation allowance		–	–	551,459
Regulatory capital - computed		$10,310,092	$10,310,092	$10,861,561

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For all investments in debt securities, fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable

The fair value of categories of fixed rate loans, such as commercial loans, residential mortgage, and other consumer loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Other loans, including variable rates loans, are adjusted for differences in loan characteristics.

Investment in Federal Home Loan Bank of Atlanta Stock

The carrying amount of Federal Home Loan Bank of Atlanta (FHLB) Stock is a reasonable estimate of fair value as FHLB stock does not have a readily available market and can only be sold back to the FHLB at its par value of $100 per share.

Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds

The fair value of borrowed funds was determined using a cash flow approach based on market rates.

Commitments to Extend Credit

The Company's adjustable rate commitments to extend credit move with market rates and are not subject to interest rate risk. For the Company's fixed rate commitments to extend credit, fair value considers the difference between current levels of interest rates and the committed rates.

The estimated fair values of the Bank's financial instruments, excluding goodwill, as of December 31, are as follows:

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 7,296,507	$ 7,296,507	$ 3,846,463	$ 3,846,463
Investment securities	15,214,802	15,103,866	28,193,192	28,064,580
Loans receivable	91,215,225	90,118,000	77,128,367	78,171,000
Investment in FHLB stock	1,114,900	1,114,900	1,140,000	1,140,000
Financial liabilities:				
Deposits	88,620,555	88,664,865	84,187,323	84,356,540
Borrowed funds	19,500,000	19,565,000	20,300,000	20,429,920

Off-Balance Sheet Financial Assets:

	2004		2003	
	Estimated Amount	Estimated Fair Value	Estimated Contract Amount	Estimated Fair Value
Commitments to extend credit	$23,323,000	$23,323,000	$18,513,000	$18,507,000

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company has various outstanding credit commitments which are properly not reflected in the financial statements. These commitments are made to satisfy the financing needs of the Company's clients. The associated credit risk is controlled by subjecting such activity to the same credit and quality controls as exist for the Company's lending and investing activities. The commitments involve diverse business and consumer customers and are generally well collateralized. Management does not anticipate that losses, if any, which may occur as a result of these commitments would materially affect the stockholders' equity of the Company. Since a portion of the commitments have some likelihood of not being exercised, the amounts do not necessarily represent future cash requirements.

Loan and credit line commitments, totaled $23,323,000 at December 31, 2004 and $18,513,000 at December 31, 2003. These commitments are contingent upon continuing customer compliance with the terms of the agreement.

Variable rate loan commitments were at current market rates ranging from 4.25% to 7.25% for December 31, 2004.

15. RENT/RELATED PARTY TRANSACTIONS

The Bank occupies administrative and banking facilities in Owings Mills, Maryland. The Bank does not make rental payments on these premises. However, BUCS Federal has an agreement with CareFirst (Blue Cross/Blue Shield of Maryland) through March 2009 to process and maintain a cash facility on premises. The estimated value of these service fees for rent expense approximates $120,000 per annum. Non-interest income and occupancy expense include recognition of this agreement.

In November 2002 the Company entered into an agreement to sublease additional administrative and banking facility space in Owings Mills from CareFirst with an initial term through November 30, 2009. The Bank is required to pay $18,500 per annum under the sublease during the term of the agreement.

16. PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information for BUCS Financial Corp (parent company only) is as follows:

CONDENSED BALANCE SHEET
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash	$ 1,325,666	$ 1,450,800
Investment in subsidiaries	11,953,393	11,211,375
Notes receivable	233,352	265,762
Other	363,924	351,095
Total assets	$13,876,335	$13,279,032

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Liabilities:		
Other	$ 47,612	$ 47,612
Long-term notes payable	3,000,000	3,000,000
Total liabilities	3,047,612	3,047,612
Stockholders' equity:		
Common stock	40,099	36,459
Stock dividend distributable	–	3,640
Additional paid-in capital	4,170,343	4,117,839
Retained earnings	6,609,556	6,021,020
Accumulated other comprehensive income	8,725	52,462
Total stockholders' equity	10,828,723	10,231,420
Total liabilities and stockholders' equity	$13,876,335	$13,279,032

CONDENSED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Interest income	$ 22,519	$ 21,820
Operating expenses	270,897	216,272
Loss before income tax benefit and equity in undistributed income of subsidiaries	(248,378)	(194,402)
Income tax benefit	(105,134)	(71,929)
Loss before income in undistributed income of subsidiaries	(143,244)	(122,473)
Equity in undistributed income of subsidiaries	733,240	582,480
Net income	$ 589,996	$ 460,007

CONDENSED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 589,996	$ 460,007
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed income of subsidiaries	(733,240)	(582,480)
Net increase in other assets	(12,829)	(245,252)
Net increase in other liabilities	–	47,612
Net cash used in operating activities	(156,073)	(320,113)
Cash flows from investing activities:		
Investment in subsidiaries	–	(1,516,000)
Proceeds from notes receivable	32,410	32,410
Net cash provided by (used in) investing activities	32,410	(1,483,590)
Cash flows from financing activities:		
Proceeds from long-term notes	–	3,093,000
Cash paid for fractional shares of stock dividend	(1,461)	–
Net cash (used in) provided by financing activities	(1,461)	3,093,000
NET (DECREASE) INCREASE IN CASH	(125,134)	1,289,297
CASH AT BEGINNING OF YEAR	1,450,800	161,503
CASH AT END OF YEAR	$ 1,325,666	$ 1,450,800

Corporate Information

BUCS Financial Corp

10455 Mill Run Circle, P.O. Box 625
Owings Mills, MD 21117
(410) 998-5304

BUCS Federal Bank

10455 Mill Run Circle
Owings Mills, MD 21117

10802 Red Run Blvd
Owings Mills, MD 21117

8820 Snowden River Pkwy
Columbia, MD 21045

8801 Columbia 100 Parkway
Columbia, MD 21045

BOARD OF DIRECTORS

Allen S. Maier, Chairman
Joseph D. Pescrille, Vice Chairman
Brian J. Bowers, Treasurer
M. Robin Copeland, Secretary
Herbert J. Moltzan, President & CEO
Thomas K. Markel
A. Virginia Wampler
Harry Fox
Peg Ohrt
Dale Summers
Joseph Mezzonatte
Gregory A. Devou

BANK EXECUTIVE OFFICERS

Herbert J. Moltzan
President & CEO

James E. Shinsky
Senior Vice President

Debra J. Vinson
Senior Vice President

William H. Howard
Senior Vice President

Matthew Ford
Senior Vice President & CFO

Local Counsel
Gordon, Feinblatt, Rothman, Hoffberger, & Hollander, LLC
233 E. Redwood St.
Baltimore, MD 21202

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Ave., N.W., Ste. 340 W.
Washington, DC 20005

Independent Registered Public Accounting Firm
Stegman & Company
405 E. Joppa Rd., Ste. 200
Baltimore, MD 21286

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Dr.
Cranford, NJ 07016

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Herbert J. Moltzan, President & CEO, at the Company's Red Run Blvd. Office. The Annual Meeting of Stockholders will be held on April 27, 2005 at 5:00 PM at the BUCS Federal Bank Offices, 10802 Red Run Blvd., Owings Mills, MD 21117.

NOTES

NOTES

BUC$ FINANCIAL CORP

10455 Mill Run Circle
Owings Mills, Maryland 21117
(410) 998-5304
www.bucsfederal.com